ColorStars Group
300 Center Avenue
Suite 202
Bay City, MI  48708



May 14, 2009
Ref: CSTU-051409-01


Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

RE:  Registration Statement on Form S-1 (File No. 333-147613)

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), ColorStars Group, a Nevada corporation, (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement originally on Form SB-2 (File No. 333-147613) filed with the Commission on November 26, 2007, as thereafter amended and subsequently adopting the Form S-1, together with all exhibits thereto (each filing individually and collectively the "Registration Statement"). The Company may undertake a subsequent private offering in the future in reliance on Securities Act Rule 155(c). None of the securities were sold in connection with the offering contemplated by the Registration Statement.

      The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

      It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

      If you have any questions regarding this application for withdrawal, please do not hesitate to contact me.

Very truly yours,



Wei-Rur Chen
President & CEO